

07007596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52600 ~~1-04143~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Holland Trading House, L.L.C.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street Suite 2121
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Gabriele **(312) 765-0683**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

191 North Wacker Drive, Suite 1400	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 24 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tobias Hekster**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Holland Trading House, L.L.C.**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGER

Title

Notary Public



OFFICIAL SEAL
LISA A TERPENING
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/09/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Holland Trading House, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Holland Trading House, LLC as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Holland Trading House, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2007

Holland Trading House, LLC

Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 110,483
Due from broker	379,106
Securities owned, at market value	651,129,081
Memberships in exchanges, at cost (market value $5,670,000)	1,507,800
Furniture, equipment, software, and leasehold improvements, (net of accumulated depreciation and amortization of $362,590)	553,445
Other assets	24,962
Total assets	$ 653,704,877
Liabilities and Member's Capital	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 326,583,874
Due to broker	312,021,206
Interest and dividends payable, net	1,924,453
Accounts payable and accrued expenses	1,904,138
Total liabilities	642,433,671
Member's Capital	11,271,206
Total liabilities and member's capital	$ 653,704,877

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Holland Trading House, LLC (the Company), a wholly owned subsidiary of Holland Trading House, Inc. (the Parent), is an Illinois limited liability company established on April 27, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (CBOE) and the Chicago Mercantile Exchange. In June 2001, the Company registered with the Chicago Mercantile Exchange (CME) under CME rule 106(j). The Company's primary business operation is conducting proprietary trading of securities and options on securities. The Company's principal operations are located in Chicago, Illinois.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue recognition: Securities owned and securities sold, net yet purchased are recorded on the trade-date basis and are valued at market value with unrealized gains and losses reflected in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, equipment, software and leasehold improvements: Furniture, equipment, software and leasehold improvements are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Amortization is provided using a straight-line method over the life of the lease.

Memberships in exchanges: Memberships in exchanges required to be held by the Company for clearing or other membership privileges are carried at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2006.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The taxable income of the Company is included in the consolidated U.S. income tax return filed by the Parent.

New accounting pronouncement: In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on its financial statements.

Note 2. Securities Owned and Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased, are comprised of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 457,019,868	$ 159,897,045
Equity options	194,109,213	166,686,829
	$ 651,129,081	$ 326,583,874

Note 3. Concentration of Credit, Financial Instruments with Off-Balance-Sheet Risk and Guarantees

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives. Derivatives include options on equities and indices. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreement that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FIN 45. The derivative financial instruments traded by the Company are options, the value of which is based upon an underlying asset. Options represent future commitments to purchase or sell other financial instruments at specified future dates. These option contracts are traded on an exchange and have standardized terms.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage exposure for loss due to market risk. The risks of these contracts should not be viewed in isolation, but rather on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with derivatives along with its proprietary activities within its overall risk management framework.

Note 3. Concentrations of Credit, Financial Instruments with Off-Balance-Sheet Risk and Guarantees (continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities, which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) or the CBOE.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5. Commitments and Contingent Liabilities

The Company leases office space under a lease agreement which expires in October 2011. At December 31, 2006, minimum annual rental commitments under this lease, are as follows:

	Amount
2007	$ 120,778
2008	184,068
2009	187,233
2010	190,397
2011	160,862
	$ 843,338

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $5,538,781, which was $5,408,839 in excess of its required net capital of $126,942. The Company's net capital ratio was 34.40 to 1.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances, or securities for any person defined as a customer under rule 17a-5(c)(4).

END